UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended	December 31, 2007

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from _____________________ to _______________________

Commission file number	1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

CEMEX, Inc. Savings Plan 840 Gessner Road Suite 1400 Houston, Texas 77024

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V. Av. Ricardo Margáin Zozaya #325 Colonia Valle del Campestre Garza García, Nuevo León México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and
Supplemental Schedules

December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2007	11

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Delinquent Employee Contributions and Loan Repayments

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mir∙Fox & Rodriguez, P.C.

Houston, Texas
June 26, 2008

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets	2007	2006

Investments, at fair value:
Plan interest in CEMEX, Inc. Savings Plan Trust	$419,215,534	422,109,406
Participant loans	24,137,001	22,310,498

Total investments	443,352,535	444,419,904

Cash and cash equivalents	997,642	1,386,683
Employee contributions receivable	419,528	579,673
Employer contributions receivable	221,490	320,220
Accounts receivable	285,588	513,600

Total assets	445,276,783	447,220,080

Liabilities

Investment trades payable	71,247	314,652
Accounts payable	264,389	160,153

Total liabilities	335,636	474,805

Net assets available for benefits at fair value	444,941,147	446,745,275

Adjustment from fair value to contract value for interest in CEMEX, Inc. Savings Plan Trust relating to benefit-responsive investment contracts	515,270	1,455,029

Net assets available for benefits	$445,456,417	448,200,304

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets:
Participant contributions	$26,458,937
Employer contributions	13,560,036
Income from Plan interest in CEMEX, Inc. Savings Plan Trust	4,757,321
Interest from participant loans	1,799,726
Transfer in from qualified plan	658,037

Total additions to net assets	47,234,057

Deductions from net assets:
Benefits paid to participants	49,731,476
Administrative fees and expenses	246,468

Total deductions from net assets	49,977,944

Net decrease in net assets available for benefits	(2,743,887)

Net assets available for benefits:
Beginning of year	448,200,304

End of year	$445,456,417

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

1.	Plan Description

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies.  Effective January 1, 2001, CEMEX, Inc. (Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan’s name to CEMEX, Inc. Savings Plan (the Plan).  The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2007, the Plan was amended to limit participant transactions in the CEMEX stock investment option.  The amendment provides that a participant may only allocate up to 15% of his or her deferral contributions into the CEMEX stock.  Additionally, if the value of the participant’s CEMEX stock account comprises more than 20% of the participant’s entire account balance, he or she will not be permitted to purchase additional shares of CEMEX stock via a transfer between investment options.

In June 2007, the Sponsor received notice that Nationwide Trust Company intended to resign as trustee effective July 31, 2007, or earlier, at the Sponsor’s discretion.  This resignation was the result of the acquisition of The 401(k) Company and 401(k) Investment Services, which provided administrative and other services to the Plan, by the Charles Schwab Corporation, effective March 31, 2007.  The Sponsor chose the Charles Schwab Trust Company to be the successor trustee.

Effective December 1, 2007, the Sierra Ready Mix, Inc. 401(k) Profit Sharing Plan and Trust and the Savings & Retirement Plan for Employees of Tucson Ready-Mix Inc. were merged into the Plan.  In connection with these mergers, assets of approximately $299,000 and $359,000, respectively, were transferred into the Plan.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2007, unless otherwise noted.  The capitalized words and phrases used in the following subsections of this note, shall have the meanings as set forth in the Plan Agreement and are as of December 31, 2007, unless otherwise noted.  Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

Eligibility

Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar quarter following the Employee’s date of hire.  All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan.  Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan.  The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan.  Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.
Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis.  Participants who are or will attain age 50 years old or older before the close of the Plan’s year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their participant contributions into various investment options offered by the Plan.

The Employer makes matching contributions equal to 75% of the participant’s before-tax contributions, which do not exceed 6% of his or her eligible compensation.  The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. (CEMEX stock).  A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution.

Participant accounts

Separate accounts are maintained for each participant.  Participant accounts are credited with the participant's contribution and allocations of the Employer’s contributions and Plan earnings.  Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement.  Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon.  Vesting in the Employers’ matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement.  The maximum years of Active Service required for 100% vesting is five years.

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.  If any amount remains after that allocation, it may be used to reduce the Employer matching contribution for that year.  At December 31, 2007 and 2006, forfeited non-vested accounts totaled $794,841 and $627,069, respectively.  During fiscal year 2007, Employer contributions were reduced by $551,893 from forfeited non-vested accounts.

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½ , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement.  Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.  Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Participant loans

A participant may obtain a loan from his or her separate account balance.  Each loan is evidenced by a promissory note and may not be less than $1,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator.  Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.  A participant may only have two loans outstanding at the same time.

Plan termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their Employer contributions account.  Participant contributions are always 100% vested.

2.	Significant Accounting Policies

Basis of accounting and use of estimates

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

The financial statements reflect the adoption of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this FSP.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Participant loans are valued at their outstanding balances, which approximate fair value.  The fair value of the Plan’s interest in the CEMEX, Inc. Savings Plan Trust (the Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options.  The investments held by the Master Trust are valued as follows:

Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end.  Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements.  The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit payments

Benefits are recorded when paid.

Administrative expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  Loan fees are paid by the borrowing participant.  Legal, accounting and certain administrative costs of the Plan are paid by the
Employer.

New accounting pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  There was no impact on the Plan’s net assets available for benefits at the time of adoption and management does not expect this standard to materially affect the Plan’s net assets available for benefits or changes in net assets available for benefits going forward.

3.	Federal Income Tax Status

The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter and on January 28, 2008, management of the Plan applied for a determination regarding the qualification of the Plan.  The Plan’s management and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

4.	Interest in CEMEX, Inc. Savings Plan Trust

The Plan’s investments, with the exception of the participant loans, are in a Master Trust which was established on August 1, 2005 for the investment of assets of the Plan and other Employer sponsored retirement plans.  Each participating retirement plan has an undivided interest in the Master Trust.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.  At December 31, 2007 and 2006, the Plan was the only participating plan in the Master Trust and as such, had a 100% interest in the Master Trust.

The following table presents the investments for the Master Trust as of December 31:

	2007	2006

Washington Mutual Investors Fund	$73,544,370	77,192,618
INVESCO Stable Value Trust	73,412,497	66,684,446
CEMEX stock	65,091,076	83,539,271
Growth Fund of America	52,244,512	49,192,935
PIMCO Total Return Fund	47,789,893	40,846,480
EuroPacific Growth Fund	34,204,846
Franklin Balance Sheet Investment Fund	22,765,267	25,744,686
Franklin Small Mid-Cap Growth Fund	12,839,256	11,805,416
Lazard Emerging Markets Portfolio Fund	12,179,927
American Century Real Estate Fund	11,687,964	16,191,445
MFS International New Discovery Fund	11,337,946	11,338,834
State Street S&P 500 Flagship Series Fund	875,249
State Street Passive Bond Market Index Fund	439,332
State Street Daily EAFE Index Fund	287,954
State Street Russell 2000 Index Fund	248,824
Vanguard Prime Money Market Fund	153,313
Crane Company common stock	96,716	88,136
Federated Capital Reserve Account	16,592	245,341
Templeton Foreign Fund		31,278,899
Templeton Developing Markets Fund		7,960,899
Total investments at fair value	419,215,534	422,109,406

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	515,270	1,455,029
Total investments	$419,730,804	423,564,435

Investment income for the Plan’s holdings in the Master Trust is as follows for the year ended December 31, 2007:

Net depreciation in fair value of common stock	$(20,212,270)
Net depreciation in fair value of mutual funds	(4,792,414)
Interest and dividend income	29,762,005
Total investment income	$4,757,321

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

5.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006

Interest in CEMEX, Inc. Savings Plan Trust	$419,730,804	423,564,435

6.	Concentration of Cash

During the years ended December 31, 2007 and 2006, the Plan had demand deposits in a banking institution that exceeded the Federal Deposit Insurance Corporation insurance amount.  The credit risk exposure to the Plan is mitigated by the financial strength of the banking institution in which the deposits are held.  In monitoring the credit risk, management of the Plan periodically evaluates the stability of the financial institution.

7.	Risks and Uncertainties

The Plan provides for investment in a various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the
financial statements	$445,456,417	448,200,304
Benefits payable	(1,575,842)	(1,301,078)
Adjustment to contract value	(515,270)	(1,455,029)
Net assets available for benefits per the
Form 5500	$443,365,305	445,444,197

The following is a reconciliation of benefits paid to participants per the 2007 financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$49,731,476
Less: Deemed distributions	(78,188)
Less: Corrective distributions	(14,432)
Add: Benefit is payable at December 31, 2007	1,575,842
Less: Benefits payable at December 31, 2006	(1,301,078)
Benefits paid to participants per the Form 5500	$49,913,620

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

9.	Party-in-Interest Transactions

Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V.  The Plan’s transactions involving the CEMEX stock qualify as party-in-interest transactions.  However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

10.	Subsequent Events

Effective January 1, 2008, the Employer matching contribution was changed to 150% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation.

Effective January 1, 2008, Victorville Employee means an hourly paid employee of the Employer at its Victorville, California location who is represented by (a) the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial & Service Workers International Union or (b) the International Association of Machinists and Aerospace Workers, and is covered under the Plan pursuant to the provisions of the applicable current collective bargaining agreement with the Employer.

Effective January 1, 2008, with regard to a participant that is considered a Victorville Employee, the Employer matching contribution was changed to 75% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 6% of the participant’s eligible compensation.

Effective May 1, 2008, the Rinker Materials Corporation Profit Sharing 401(k) Plan and the Rinker Materials Corporation 401(k) Retirement Savings Plan were merged into the Plan.  In connection with these mergers, assets of approximately $266,559,000 and $4,619,000, respectively, were transferred into the Plan.

Supplemental Schedule H, Line 4(i)
Plan Sponsor No. 72-0296500
Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

*	Plan interest in CEMEX, Inc. Savings Plan Trust	Master trust	419,215,534
*	Participant loans	4% to 9.5%; 1-5 year term; payable monthly	24,137,001
*	Party-in-interest		$443,352,535

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Gerardo Guerra
Name: Dr. Gerardo Guerra
Title: Vice President of Compensation and Benefits

Date: June 30, 2008

EXHIBIT INDEX

Exhibit No.	Description

1.
Consent of Mir•Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A.B. de C.V. of its report, dated June 26, 2008, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2007 and 2006.

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-83962) of CEMEX, S.A.B. de C.V. of our report dated June 26, 2008, with respect to the statements of net assets available for benefits of CEMEX, Inc. Savings Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedule which report appears in the December 31, 2007 annual report on Form
11-K of CEMEX, Inc. Savings Plan.

/s/ Mir∙Fox & Rodriguez, P.C.

Houston, Texas
June 26, 2008

END OF FILING